Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004 TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K. STREET, NW WASHINGTON, DC 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

June 28, 2013

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Attn: Max A. Webb

Re:	Nordic American Tankers Limited Registration Statement on Form F-3 Filed March 21, 2013 File No. 333-187400

Dear Mr. Webb:

We refer to the registration statement on Form F-3, filed by Nordic American Tankers Ltd. (the "Company") with the Securities and Exchange Commission (the "Commission") on March 21, 2013 (the "Registration Statement").  By letter dated April 8, 2013 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments to the Registration Statement.

The Company has today filed via EDGAR, Amendment No.1 to the Registration Statement (the "Amended Registration Statement"), which responds to the Staff's comments contained in the Comment Letter.

The following numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  For your convenience, each response is prefaced by the text of the Staff's corresponding comment in bold text.

Registration Statement cover page

1.
Refer to footnote (1) to the Calculation of Registration Fee table. Given that you are registering the offering of common stock that does not appear by its terms to be exchangeable or convertible, please explain what you contemplate by the second sentence. To the extent you intend to rely on Rule 416 of Regulation C, please revise to track the language of Rule 416.

In response to the Staff's comment, the Company has revised footnote (1) to the Calculation of Registration Fee table to remove the sentence relating to exchangeable or convertible securities from the Amended Registration Statement.

Max A. Webb
Nordic American Tankers Limited
June 28, 2013

Exhibit 5.1

2.
We note that counsel’s opinion contains significant assumptions regarding the future issuance of the securities being registered. Please confirm that you will file an unqualified opinion that omits all of these assumptions at the time of each takedown.

The Company confirms that its counsel will file an unqualified opinion at each takedown.

3.	We further note that certain assumptions appear to be inappropriate to make in a qualified opinion at this time, including the following:

●	in assumption (c), it is inappropriate to assume that persons signing the Documents have the authority and power to do so;

●	in assumption (h), it appears that counsel is assuming material issues underlying its opinion; and

●	in assumption (h), it is inappropriate to assume that the Resolutions have not been rescinded.

Please have counsel revise to remove these assumptions or tell us why these assumptions are appropriate and necessary.

In response to the Staff's comment, Appleby (Bermuda) Limited, Bermuda counsel for the Company, has provided a revised Exhibit 5.1 with the Amended Registration Statement and the accompanying Appendix 1 to this letter addressing the Staff’s comment.

4.
Purchasers in the offering are entitled to rely unconditionally on the legality opinion. Please have counsel revise the first paragraph under “Disclosure” on page 3 and remove the second sentence of the last paragraph on page 3 accordingly.

In response to the Staff's comment, Appleby (Bermuda) Limited, Bermuda counsel for the Company, has provided a revised Exhibit 5.1 with the Amended Registration Statement and the accompanying Appendix 1 to this letter addressing the Staff’s comment.

Max A. Webb
Nordic American Tankers Limited
June 28, 2013

If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1223, Andrei Sirabionian at (212) 574-1580 or Evan Preponis at (212) 574-1438.

Sincerely,

/s/ Gary J. Wolfe
Gary J. Wolfe

cc:           J. Nolan McWilliams
Division of Corporation Finance
Securities and Exchange Commission

Herbjørn Hansson
Chairman and Chief Executive Officer
Nordic American Tankers Limited

Appendix 1

U.S. Securities & Exchange Commission	Email tcounsell@applebyglobal.com
Division of Corporation Finance
Washington D.C. 20549	Direct Dial +1 441 298 3212
U.S.A.	Tel +1 441 295 2244
Fax +1 441 292 8666

Attention: J Nolan McWilliams	Your Ref

Appleby Ref 100154.0043/TJC

18 June 2013

Dear Sirs,

Nordic American Tankers Limited

Registration Statement on Form F-3

Filed 21 March 2013

File No 333-187400

We refer to the United States Securities and Exchange Commission's ('Commission') letter dated 8 April 2013 in relation to the above and in particular to the legal opinion issued by Appleby (Bermuda) Limited addressed to Nordic American Tankers Limited ("NAT") and dated 20 March 2013.

We note that the Commission has referred in its letter to the Staff Legal Bulletin No. 19 (CF), a copy of which has been provided to us – we note that the Legal Bulletin does not constitute a rule, regulation or statement of the Commission.

The Commission has noted in its letter that certain opinion assumptions appear to be inappropriate and the Commission has asked that the opinion be revised, or that counsel "tell us why these assumptions are appropriate and necessary".  We have reproduced the Commission's statements below (appearing as bullet points) and our responses to the concerns raised then follow.

●
We note that counsel's opinion contains significant assumptions regarding the future issuance of the securities being registered.  Please confirm that that you will file an unqualified opinion that omits all of these assumptions at the time of each takedown.

The Registration Statement contemplates further, potential actions by NAT which have yet to take place and the opinion therefore necessarily includes such assumptions.  The Commission appears to be suggesting that an unqualified opinion is one which will contain none of the assumptions listed in the opinion already furnished.  If the Commission is looking to obtain an opinion issued in the future with respect to any specific offering of securities made by NAT, and which will contain no assumptions, we are not able to give that assurance.  Any legal opinion necessarily includes assumptions, which we trust is understood and appreciated by the Commission.  If there are specific assumptions which the Commission would seek to have amended in the context of an offering made by NAT, please advise as to the specific wording which would need clarification.

●	"in assumption (c), it is inappropriate to assume that persons signing the Documents have the authority and power to do so";

"Documents" is defined in the Schedule to the opinion as including all the documents listed in the Schedule to the opinion.  Those documents include documents issued and signed by persons other than NAT which is the subject of the legal opinion.  We do not and cannot verify that such persons have properly signed such documents under all appropriate authority, which is why the assumption has to be made.   We are willing to amend the assumption so that it reflects that the assumption does not extend to the directors of the NAT in relation to their approval of the Resolutions or to certifications signed by an officer of NAT.

The current wording is:   "the authority, capacity and power of persons signing the Documents;"

Suggested revised wording would read:     "the authority, capacity and power of persons signing the Documents, other than the Directors of the Company in relation to the Resolutions and other than in relation to certifications made by any officer of the Company in relation to the Resolutions or the Constitutional Documents;"

●	in assumption (h), it appears that counsel is assuming material issues underlying its opinion;

●	in assumption (h), it is inappropriate to assume that the Resolutions have not been rescinded.

We group the responses to these two points together in that they relate to the same assumption and to the same subject matter relating to the assumption (i.e. the "Resolutions").

We are able to delete the wording ", and accurately record the resolutions adopted by all the Directors of the Company as unanimous written resolutions of the Board".

The wording relating to there being no matter affecting the authority of a director when he or she is acting is absolutely necessary, as it is neither the function of a legal opinion to address the ability of a director to properly reach a decision nor is it possible to offer a legal opinion on any such outcome of a director's deliberations.  The existence or non-existence of any matters affecting a Director's ability to properly arrive at a decision, while carrying out the director's duty to the company concerned is not, of course, a matter that a legal opinion can address.

Whether Resolutions have or have not been rescinded is similarly a question of fact and not the subject of a legal opinion.  In giving an opinion, the opinion provider must therefore necessarily assume that the Resolutions forming the basis of the corporate authorisation opinion are in full force and effect when the opinion is given.  When we are provided a certified copy of the Resolutions which are said to be in force and effect on the date provided to us, we rely on that factual position.  Beyond that position, we cannot establish if actions have been taken contrary to that stated position.

●
Purchasers in the offering are entitled to rely unconditionally on the legality opinion.  Please have counsel revise the first paragraph under "Disclosure" on page 3 and remove the last sentence on page 3 accordingly.

We note that the requested disclosure paragraph changes do not reflect our engagement, which is in fact by NAT.  As a result, it is NAT which is our client and to whom our duties of care apply in contract and in tort.  In this context, we have no relationship in contract or in tort with investors who may, in the event that an offering is made by NAT in conjunction with the Registration Statement, become investors in NAT.

In relation to the request that we remove the sentence in the disclosure paragraph of our opinion, reading: "It is given on the basis that that it will not give rise to any legal proceedings with respect to it in any jurisdiction other than Bermuda.", this deletion cannot be made.  We are Bermuda barristers and attorneys practicing in Bermuda and opining in relation to a Bermuda company.  We will not consent to conduct of actions brought against us in relation to the opinion in any forum other than the Bermuda courts.

We hope that this is helpful in explaining the position regarding the opinion.  Please contact Mr Tim Counsell of this firm if there are remaining questions or comments regarding the above.

Yours faithfully

/s/ Appleby
Appleby (Bermuda) Limited

Encl:  draft marked, revised opinion

Nordic American Tankers

June 28, 2013

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Max A. Webb

RE: Nordic American Tankers Limited (the "Company")

Ladies and Gentleman:

The undersigned registrant hereby acknowledges that:

●	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy of the disclosure in the filing; and

●
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

NORDIC AMERICAN TANKERS LTD.

By:	/s/ Herbjørn Hansson
Name:	Herbjørn Hansson
Title:	Chairman & CEO